SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      METRIS COMPANIES INC.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           591598-10-7
                         (CUSIP Number)

                         Theodore Deikel
             4400 Baker Road, Minnetonka, MN  55343
                          612-932-3100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 25, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box  [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Schedule 13D
CUSIP No. 591598-10-7

1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Theodore Deikel

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]

                                                       (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
     OO (See Items 3 and 4)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                   7)     SOLE VOTING POWER
         NUMBER                             1,329,887
         OF
         SHARES                    8)     SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                  9)     SOLE DISPOSITIVE POWER
         EACH                               1,329,887
         REPORTING
         PERSON                   10)    SHARED DISPOSITIVE POWER
         WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,329,887 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*               [X

     Excludes 1,970 shares held by Mr. Deikel's son, as to which he disclaims beneficial ownership

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%

14.  TYPE OF REPORTING PERSON*
     IN

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Metris Companies Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 600 South Highway 169, St. Louis Park, MN 55426.

Item 2.  Identity and Background.

         (a)  Name:  Theodore Deikel

         (b)  Business Address:

                Fingerhut Companies, Inc.
                4400 Baker Road
                Minnetonka, MN  55343

         (c)  Present principal employment:

                Chairman and Chief Executive Officer
                Fingerhut Companies, Inc.
                4400 Baker Road
                Minnetonka, MN  55343

         (d)  None.

         (e)  None.

         (f)  Citizenship:  USA.

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date of the event requiring the filing of this
Schedule 13D, Mr. Deikel beneficially owns 1,329,887 shares of the Issuer, 1,044,887 of which were acquired in the spin-off on September 25, 1998, of 100% of the shares of the Issuer owned by Fingerhut Companies, Inc. to the shareholders of record of Fingerhut Companies, Inc. on September 11, 1998. Some of the Fingerhut shares held by Mr. Deikel were acquired by means of a loan from Salmon Smith Barney.

Item 4.  Purpose of Transaction.

     The information set forth under Item 3 is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number of shares beneficially-owned by Mr. Deikel is 1,329,887 (which includes options to acquire
285,000 shares of the Issuer's Common Stock exercisable within 60 days, but does not include 1,970 shares owned by Mr. Deikel's son, as to which he disclaims beneficial ownership). This represents 6.9% of the shares outstanding.

         (b) Mr. Deikel has the sole power to vote and dispose of all his shares of the Issuer's Common Stock.

         (c) There have been no transactions in the class of securities reported on that were effected by Mr. Deikel during the past sixty days:

         (d)      Not Applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     Mr. Deikel has a Stock Option Agreement with the Issuer dated May 18, 1998. Mr. Deikel has a Pledge Agreement with Salomon Smith Barney entered into on or about September 11, 1998, whereby all of Mr. Deikel's shares owned of record are pledged as collateral against a margin loan.

Item 7. Material to be Filed as Exhibits.

            None.


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 1998


                                   /s/ Theodore Deikel
                                   ------------------------------
                                   Theodore Deikel